UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                         Quest Group International, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                   74836L 108
                                 ---------------
                                 (CUSIP Number)

                                  Lynn Bateman
                                 1065 W. 1150 S.
                                Provo, Utah 84601
                               Tel. (801) 374-9299
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                       (1)
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

(1) The issuer became obligated to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 on June 8, 2006. As a result, the reporting person became obligated to file reports as of such date, but no change in the reporting persons beneficial ownership of the issuer's common stock has occurred since June 8, 2006. The reporting person acquired the securities that are the subject of this report in 2001.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74836L 108

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   1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
     Persons
               Bateman Dynasty, LC
--------------------------------------------------------------------------------
   2 Check the Appropriate Box if a Member of a Group (See Instructions)
               (a) |_|
               (b) |_|
--------------------------------------------------------------------------------
   3 SEC Use Only

--------------------------------------------------------------------------------
   4 Source of Funds
               PF (1)
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
               Not applicable
--------------------------------------------------------------------------------
   6 Citizenship or Place of Organization
               Utah
--------------------------------------------------------------------------------
                   7 Sole Voting Power
Number of                6,323,000
 Shares         ----------------------------------------------------------------
Beneficially       8 Shared Voting Power
Owned by                      0
  Each          ----------------------------------------------------------------
Reporting          9 Sole Dispositive Power
 Person                       6,323,000
  With          ----------------------------------------------------------------
                  10 Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  11 Aggregate Amount Beneficially Owned by Each Reporting Person
               6,323,000
--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
  13 Percentage of Class Represented by Amount in Row (11)
               61.6%
--------------------------------------------------------------------------------
  14 Type of Reporting Person (See Instructions)
               PN
--------------------------------------------------------------------------------

(1) The issuer became obligated to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 on June 8, 2006. As a result, the reporting person became obligated to file reports as of such date, but no change in the reporting persons beneficial ownership of the issuer's common stock has occurred since June 8, 2006. The reporting person acquired the securities that are the subject of this report in 2001.

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Quest Group International, Inc., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 967 W. Center, Orem, Utah 84057.

Item 2. Identity and Background

         This statement is being filed by Bateman Dynasty, LC ("Reporting Person"). The Reporting Person is a limited liability company organized under the laws of the state of [Utah], its principal business activity is investing, and its principal offices are located at 1065 W. 1150 S., Provo, Utah 84601. The Reporting Person is owned by Bateman Dynasty Trust, of which Brenda M. Hall is the trustee and Mr. Lynn Bateman's grandchildren are the beneficiaries. Mr. Bateman is the sole manager of the Bateman Dynasty, LC.

         During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The Company became obligated to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 on June 8, 2006. As a result, the reporting person became obligated to file reports as of such date, but no change in the reporting persons beneficial ownership of the issuer's common stock has occurred since June 8, 2006. The reporting person acquired the securities that are the subject of this report in 2001. The Reporting Person used company funds to acquire the common stock.

Item 4.  Purpose of Transaction

         The Reporting Person acquired the securities in 2001 as an investment. The Reporting Person does not have any plans or proposals which related to any of the items identified in Item 4 of the Instructions for Schedule 13D. Notwithstanding the foregoing, the Reporting Person will continue to review its investments in the Company and reserves the right to change its intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

(a) As of June 8, 2006, the Reporting Person owned beneficially and of record 6,323,000 shares of the Company's common stock, which constitutes approximately 61.6% of the outstanding common stock.

(b) The Reporting Person is deemed to have the sole power to vote and to dispose of 6,323,000 shares of common stock held in his name.

(c) The Reporting Person has not engaged in any transactions relating to the Company's securities during the past sixty days.

(d) No person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

         Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        BATEMAN DYNASTY, LC


Dated: June 1, 2006                                     By   /s/ Lynn Bateman
                                                           ------------------
                                                        Its: Manager

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